Exhibit 99.3

Dogness Reports Financial Results for Six Months Ended December 31, 2022

PLANO, Texas, April 6, 2023 – Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced its unaudited financial results for the six months ended December 31, 2022.

The Company noted it was not immune to macroeconomic headwinds facing the broader industry, which resulted in revenue declines in all geographic markets, with the exception of Australia. While total revenues decreased by approximately $7.8 million, or 42.8%, to approximately $10.4 million for the six months ended December 31, 2022 from approximately $18.2 million for same period last year, 47.3% of the revenue in the most recent period was from intelligent pet products, with 45.4% from traditional pet products. The ongoing mix shift to higher value, higher average selling price, or ASP, and higher margin products reflects the Company’s ongoing investment in R&D and successful commercialization of its expanding line of intelligent pet products, ranging from smart feeders and GPS trackers to home monitoring robots and interactive treaters.

Continued Focus on Intelligent Pet Products

Dogness continues to collaborate with large retail chains in the US and Canada to distribute its intelligent pet products under its own brand, rather than just serving as an OEM supplier. Furthermore, it continues to expand its sales on online shopping platforms, such as Amazon and Chewy, to reach more potential customers. Dogness anticipates that these efforts, coupled with the global economic recovery and the release of its new generation of intelligent pet products, will result in an increase in revenue in the near future, with its new generation of intelligent pet products continuing to be the primary source of revenue for its international sales.

As a result of the decline in revenue, the Company’s gross profit decreased by approximately $4.4 million or 61.6%, to approximately $2.7 million for the six months ended December 31, 2022 from approximately $7.1 million for the same period of 2021. Overall gross profit margin was 26.1%, a decrease of 12.8 percentage points, as compared to 38.9% for the six months ended December 31, 2021.

Net loss was approximately $3.0 million for the six months ended December 31, 2022, as compared to net income of approximately $1.1 million for the six months ended December 31, 2021. The net loss was the result of decreased sales and gross profit, as well as increased operating expenses, primarily selling and research and development.

Silong Chen, Chairman and Chief Executive Officer of Dogness, commented, “We expect our financial results will better reflect our successful mix shift to intelligent products in the second half of this year. The underlying long-term fundamentals of our business remain strong, and we have several high volume customer orders in advanced stages that we believe will meaningfully contribute to our growth as we move into the second half of the year. We also expect to realize a higher return on investments we have made in customer support, R&D, and sales as we move forward. Our team remains focused on cultivating the extensive growth opportunities in front of us as we capitalize on the further expansion of our sales, design and development pipeline.”

Established Integrated Sales Platforms

Dogness has built an integrated sales platform across all channels, with major customers including Petco, PetSmart, Costco Wholesale Corporation, Xiuhu, Sam’s Club, Walmart, Target, QVC®, Pet Value, Pets at Home, PETZL, Petmate, Trendspark, Anyi Trading, IKEA, SimplyShe, and online shopping platforms, such as Amazon, Chewy.com, Boqii Holding Limited, Target.com, HomeDepot.com, Lowes.com, Wayfair.com, JD, Tmall and Taobao, as well as live streaming sales platforms hosted by influencers.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information please contact:

David Pasquale,

Global IR Partners,

New York Office Phone: +1-914-337-8801

DOGZ@globalirpartners.com